Enliven Therapeutics, Inc.

6200 Lookout Road

Boulder, Colorado 80301

April 26, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Enliven Therapeutics, Inc.

Registration Statement on Form S-3

Filed April 18, 2024

File No. 333-278801

Acceleration Request

 Requested Date:  April 30, 2024

 Requested Time: 4:00 p.m. Eastern Time,

or as soon thereafter as practicable

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Enliven Therapeutics, Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-3 (File No. 333-278801) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, by calling Rachel Nagashima at (650) 849-3436.

Please direct any questions or comments regarding this acceleration request to Rachel Nagashima at (650) 849-3436.

[Signature Page Follows]

Very truly yours,

Enliven Therapeutics, Inc.

/s/ Samuel Kintz
Samuel Kintz
President and Chief Executive Officer

cc:	Tony Jeffries, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Rachel Nagashima, Wilson Sonsini Goodrich & Rosati, Professional Corporation

[Signature Page to the Company’s Acceleration Request]